Consent of Independent Registered Public Accounting Firm

The Board of Directors

IAMGOLD Corporation

We consent to the use of:

  our report dated February 15, 2024 on the consolidated financial statements of IAMGOLD Corporation (the "Entity") which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes (collectively the "consolidated financial statements"), and our report dated February 15, 2024 on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-267237) on Form F-10, and in the Registration Statement (No. 333-142127) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 14, 2024

Toronto, Canada

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